

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 10, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-10-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by the St. Joseph Health System and the Sisters of St. Francis of Philadelphia. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




05001106

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: St. Joseph Health System
The Sisters of St. Francis of Philadelphia
% Mary Ann Gaido
St. Joseph Health System
Vice President, Advocacy & Government Relations
P.O. Box 14132
Orange, CA 92863-1532

40545

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LAWYERS

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INCLUDING PROFESSIONAL CORPORATIONS

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rmueller@gibsondunn.com



December 10, 2004

Direct Dial
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Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of St. Joseph Health System et al*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from St. Joseph Health System and co-filed by the Sisters of St. Francis of Philadelphia (the "Proponents"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our views that:

I. The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6), or, alternatively, the Supporting Statement may be excluded in its entirety as irrelevant to the subject matter of the Proposal under Rule 14a-8(i)(3); and

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to GE's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSAL

The Proposal, captioned "General Electric/Universal Pictures: Corporate Governance," consists of a number of paragraphs following the word "WHEREAS" and then a resolution that reads, "RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet."

The foregoing resolution is followed by a caption reading "SUPPORTING STATEMENT." The Supporting Statement begins with a sentence reading, "[w]e believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:" and then sets forth a number of paragraphs containing statistics regarding an alleged link between teen smoking and the presentation of smoking in movies. The Supporting Statement does not contain any language attempting to relate the Supporting Statement to the specific resolution or otherwise indicating the relevance of the discussion under the Supporting Statement.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6), or, Alternatively, the Supporting Statement May Be Excluded in Its Entirety as Irrelevant to the Subject Matter of the Proposal under Rule 14a-8(i)(3)

A. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992).

On a number of occasions, the Staff has concurred with the exclusion of proposals related to executive compensation as being vague and indefinite. For example, in *Eastman Kodak Company* (avail. Mar. 3, 2003), the proposal requested that the "Top Salary," which included bonus, perks and stock options, be capped at $1 million. The company argued that the proposal did not, among other things, provide guidance on how it should be implemented by failing to define "critical terms," such as perks and how options were to be valued. The Staff concurred with exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also General Electric Company* (avail. Feb. 5, 2003) (proposal requesting that the company's board of directors seek shareowner approval for compensation of senior executives and board members was excludable where the company argued that "critical terms" in the proposal, as well as other aspects of the proposal, were not sufficiently defined); *RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998) (proposal linking executive compensation with a "reduction in teenage smoking" was excludable under Rule 14a-8(c)(6) based on the company's representation that the "goals set forth in the proposed global settlement agreement" related to the industry as a whole and not individual companies, and, as such, it was unclear what standards the company had to meet).

Moreover, a proposal may be impermissibly vague and indefinite when it has only general or uninformative references to a complex or multifaceted set of standards or criteria that would be applied under the proposal. For example, in *Safescript Pharmacies, Inc.*, (avail. Feb. 27, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company expense all stock options in accordance with FASB guidelines. In this regard, the company argued that FASB standards allowed for two different methods in expensing options, and, as such, neither shareowners nor the company could determine which method the proposal sought to use. Similarly, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform shareowners of what they would be voting on and the company on what actions would be needed to implement the proposal. *See also Terex Corp.* (avail. Mar. 01, 2004) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

As with the proposals described above, the Proposal is vague and indefinite because critical terms necessary to understand the operation of the Proposal are neither defined nor sufficiently identified. As a result, shareowners would not know what they are voting on and GE would not know how to implement the Proposal. For example, the Proposal's reference to "social responsibility" and "environmental" criteria is so broad and generalized that shareowners would not know what types of criteria are expected to be taken into consideration in setting executive compensation. Although the "Whereas" clause refers to a few different types of social responsibility or environmental factors, such as sexual harassment, racial discrimination, workplace diversity and the environment, it is uncertain as to whether they are merely examples or are instead meant to be the social responsibility and environment factors to be used in establishing executive compensation.

Moreover, even though the "Whereas" clause refers to corporate social and economic criteria, the Proposal indicates that social responsibility and environmental criteria are to be used as "goals that *executives* must meet" (*emphasis added*). Thus, it is unclear whether the Proposal relates to corporate criteria applying to GE itself or, instead, pertains to individual executive officers' performance in meeting the social responsibility and environmental criteria. If the criteria are to apply as individual performance criteria, as the plain language indicates, then the Proposal is also ambiguous because it does not provide guidance on how executive officers are to be evaluated as meeting social or environmental "goals." For example, it is unclear how individual executive officers' performance would be compared, for example, to a reduction in greenhouse gas emissions. Accordingly, this fundamental ambiguity may create different interpretations of what the Proposal requests.

The Supporting Statement's discussion of an alleged link between teen smoking and the depiction of smoking in movies only magnifies the ambiguities as to how the Proposal would operate. Based on the fact that the title of the Proposal refers to "Universal Pictures" and the discussion in the Supporting Statement on teen smoking, some shareowners could reasonably believe that eliminating teen smoking in movies should be the criterion that must be taken into consideration when establishing executive compensation and may vote accordingly. However, the issue of teen smoking is clearly not an environmental issue and, as discussed below, is not a significant social policy issue with respect to GE, which is one of the largest and most diversified industrial corporations in the world. As such, the Supporting Statement's extensive discussion of teen smoking results in confusion as to what shareowners would be voting on and what GE would need to do in implementing the Proposal.

Given all of these ambiguities and the fact that critical terms used in the Proposal are neither defined nor described in a manner that would allow shareowners to understand how the Proposal would operate, it is unclear what actions shareowners voting for the Proposal would expect GE to take and what actions GE would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal is inherently vague on what types of social responsibility or environmental criteria should be considered when establishing executive compensation such that it would impossible for GE to implement it. Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

B. The Supporting Statement May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because It is Irrelevant to the Subject Matter of the Proposal.

Even if the Proposal may not be excluded in its entirety, the discussion of teen smoking and the depiction of smoking in movies that appears in the portion of the Proposal captioned "Supporting Statement" do not bear any relevance to the Proposal, and, accordingly, the Supporting Statement is excludable in its entirety under Rule 14a-8(i)(3) because it will confuse shareowners as to what they are voting on.

In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff indicated that modification or exclusion of a proposal may be appropriate where

> "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

In *Exxon-Mobil* (avail. Mar. 27, 2002), the Staff addressed a supporting statement in a context remarkably similar to that contained in the Proposal. There, the proposal provided far more guidance on its intended implementation than does the Proposal. Specifically, in *Exxon-*Mobil, the proposal stated, "RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress." In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. In arguing that exclusion of this language was appropriate under Rule 14a-8(i)(3), the company stated that the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

As with the supporting statements considered in the *Exxon-Mobil* and *Freeport-McMoRan* letters, the Supporting Statement's discussion of an alleged link between teen smoking and the depiction of smoking in movies is de-linked and entirely irrelevant to the Proposal's request that GE's compensation committee include social responsibility and environmental criteria among the goals that executives must meet when setting executive compensation. As in *Exxon-Mobil*, it is unclear how opinions on teen smoking in movies are related to executive compensation. Rather, it seems clear that the Proponents are attempting to use the shareholder proposal process to voice their opinions on teen smoking when these opinions do not have any connection with or relevance to the Proposal. Accordingly, consistent with the guidance in Staff Legal Bulletin No. 14B, should the Staff not agree that the Proposal is excludable in its entirety, the Supporting Statement may be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of the Proposal.

II. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to GE's Ordinary Business Operations.

As discussed above, the Proposal's main thrust and emphasis appears to be obtaining a forum for the Proponents to set forth their concerns about an alleged link between teen smoking and the depiction of smoking in movies. As discussed below, with respect to GE's operations, this concern does not raise a significant social policy issue, but instead implicates GE's ordinary business operations.

We recognize that the Staff in recent years often has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)); *International Business Machines Corporation* (avail. Feb. 2, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were clearly the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

In this case, however, the Proposal's main thrust and emphasis relates to concerns about an alleged link between movies and teen smoking. The Proposal's reference to executive compensation does not alter the Proposal's ordinary business nature. Instead, executive compensation is raised as a vehicle by which these concerns can be voiced. The Staff has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal focuses on ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors consider increases in the percentage of employees that were covered by the company's medical health insurance plan in determining senior executive compensation. In concurring that the company could exclude that proposal, the Staff stated "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff noted as relating, in part, to ordinary business operations (e.g., the disposition of non-core businesses and assets)).

Just as in the *Wal-Mart* letter, the issue of teen smoking does not raise any significant social policy issues with respect to GE, but instead implicates its ordinary business operations. In this regard, prior Staff positions create a distinction between the portrayal of tobacco use by companies that do not manufacture cigarettes and the advertising efforts of companies that do manufacture cigarettes. For example, in *Gannett Co., Inc.* (avail. Mar. 18, 1993), the proposal requested that the company (1) prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers and (2) research and evaluate what policies and practices the company could adopt to "ensure that cigarette advertisers adhere to their voluntary code of cigarette advertising." The company argued that the proposal related to Gannett's ordinary business operations because specific product-oriented advertising, such as tobacco products, constituted matters within the ordinary business of the company. Moreover, Gannett asserted that the proposal did not involve a significant social policy, as Gannett was a media company and not a cigarette manufacturer. The Staff concurred with the exclusion of the proposal as ordinary business in that it related to the nature, presentation and content of news and advertising. *See also Time Warner, Inc.* (avail. Jan. 18, 1996) (Staff concurrence with the exclusion under Rule 14a-8(c)(7) (nature, presentation and content of advertising) of a proposal requesting that the board voluntarily implement key elements of an FDA proposal relating to advertising for cigarettes and smokeless tobacco.) In contrast, proposals regarding tobacco products that are submitted to tobacco companies typically raise significant social policy issues and are thus generally not excludable under Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2002) (Staff unable to concur with the omission of a proposal under Rule 14a-8(i)(7) relating to a request to include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information). Through its NBC Universal operations, GE is a media company and not a cigarette manufacturer. Thus, under the above precedent, the Proposal does not raise a significant social policy, as it relates to one of many everyday operating decisions that NBC Universal makes with respect to film production.

In effect, therefore, the Proposal's reference to executive compensation appears to serve merely as a vehicle for attempting to circumvent the ordinary business nature of the Proposal. We believe that it is appropriate under these circumstances to look beyond the executive compensation aspect of the Proposal by examining the underlying subject matter of the Proposal, which the Supporting Statement demonstrates as being concern over teen smoking. This is a common practice in analyzing shareowner proposals that request a report, where the Staff has long taken the position that a proposal requesting the dissemination of a report does not prevent omission of the proposal under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under this standard, because the substance of the

Proposal implicates GE's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding generalized social responsibility and environmental concerns, we believe that the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal, or, alternatively, the Supporting Statement, from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,



Ronald O. Mueller

Enclosure

cc: Thomas J. Kim, General Electric Company
Mary Ann Gaido, St. Joseph Health System
Nora M. Nash, OSF, Sisters of St. Francis of Philadelphia

70303065_4.DOC

EXHIBIT A

BWH



ST. JOSEPH
HEALTH SYSTEM

P.O. Box 14132
Orange, CA 92863-1532
714.347.7500 Tel
714.347.7501 Fax

November 2, 2004

NOV 08 2004
J. R. IMMELT

Jeffrey R. Immelt, CEO
General Electric Company
NBC/Universal Pictures Division
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

The St. Joseph Health System is a shareholder of General Electric Company. As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We continue to be concerned about smoking in motion pictures and how it stimulates adolescents to smoke, and in turn, how this impacts on shareholder value.

Although we know that GE Universal Pictures Division has begun dialogue on this issue with religious-based shareholders, we are submitting a resolution in order to meet SEC requirements. The attached resolution is being submitted for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. St. Joseph Health System owns 274,300 shares of GENERAL ELECTRIC COMPANY STOCK whose market value is in excess of $2,000. These shares have been held since March 1, 2000. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

Enclosed is our proof of ownership of common stock in General Electric. We look forward to a positive outcome of continued dialogue on the issue of smoking in motion pictures.

As religious investors, dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. We will be happy to withdraw the formal resolution upon agreement of a mutually satisfactory way of dealing with the issue.

Sincerely,

Mary Ann Gaido

Mary Ann Gaido
Vice President , Advocacy & Gov't Relations
Attachments 2

A Ministry of the
Sisters of St. Joseph
of Orange

GENERAL ELECTRIC/UNIVERSAL PICTURES: CORPORATE GOVERNANCE

WHEREAS, the size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider the social responsibility and environmental performance, as well as the financial performance, of the company. We believe that:

All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.

The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?

Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including Chevron Texaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.

When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:

Exposure to smoking in motion pictures is the primary recruiter of new adolescent smokers in the United States (*The Lancet*, June, 2003). Controlling for all other factors, a longitudinal study of more than 2,500 adolescents found this exposure accounted for 52% of smoking initiation in the group.

Those researchers also found that the promotional effect of on-screen exposure to tobacco use was largest among children of nonsmokers. Thus, exposure to smoking in movies can neutralize the positive effects of parental role modeling and parental opposition to smoking.

Content analysis studies at the University of California-San Francisco found that, in the five years 1999-2003, 76% of all 80 live-action movies our Company released to theaters included smoking; 71% of our youth-friendly movies included smoking.

In both 2002 and 2004 the government's Centers for Disease Control cited frequency of smoking in movies as a primary reason that youth smoking rates are dropping more slowly than earlier.

Expert commentary published in *The Lancet* has projected that eliminating smoking from future films rated G, PG and PG-13 would reduce by half the estimated 390,000 adolescents recruited by their exposure to such scenes in all U.S. releases and avert 50,000 future deaths a year from tobacco-related disease.



Mellon Global Securities Services

Mellon Financial Corp.
One Mellon Bank Center
Aim 151-1015
Pittsburgh, PA 15258-0001

October 4, 2004

To Whom It May Concern:

This letter is to verify that as of this date St. Joseph Health System owns 274,300 shares of GENERAL ELEC CO COM stock whose market value is in excess of $2,000. These shares have been held since March 1, 2000.

This security is currently held by Mellon Bank, N.A., who serves as custodian for St. Joseph Health System. The shares are registered in our nominee name at Mellon Bank, N.A.

Sincerely,

Kevin Heisler
Service Delivery Representative
Phone(412) 234-7987 Fax (412) 234-7339

NOV 08 2004
J. R. IMMELT

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

BWH

November 5, 2004

Mr. Jeffrey R. Immelt, CEO
General Electric Company (NBC/Universal Pictures)
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in General Electric Company for several years. We are very concerned with the excesses in executive compensation and the lack of correlation between financial performance and various aspects of social responsibility. We are aware of some dialogue between GE and members of the ICCR (Interfaith Center on Corporate Responsibility) and this gives us great hope. We also recognize that this is an issue that needs the response of the Board's Compensation Committee and believe that General Electric will be willing to address specific criteria related to executive compensation that includes many aspects of social and environmental responsibility. Our concern extends to the most recent scientific evidence that exposure to on-screen smoking has ill effects on adolescents. We trust that you will charter a course that is designed to benefit both shareholder and consumer.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with St. Joseph Health System. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 . A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Ms. Mary Ann Gaido, Advocacy and Government Relations. Her phone number is: 714-347-7751.

As verification that we are beneficial owners of common stock in General Electric, I enclose a letter from Northern Trust Company, our portfolio custodian attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash , OSF
Director, Corporate Social Responsibility

Enclosures

cc: Mary Ann Gaido, St. Joseph Health System
Mike Crosby, OFM Cap.
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

GENERAL ELECTRIC/UNIVERSAL PICTURES: CORPORATE GOVERNANCE

WHEREAS, the size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider the social responsibility and environmental performance, as well as the financial performance, of the company. We believe that:

- All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.
- The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?
- Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including ChevronTexaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.
- When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:

- Exposure to smoking in motion pictures is the primary recruiter of new adolescent smokers in the United States (*The Lancet*, June, 2003). Controlling for all other factors, a longitudinal study of more than 2,500 adolescents found this exposure accounted for 52% of smoking initiation in the group.
- Those researchers also found that the promotional effect of on-screen exposure to tobacco use was largest among children of nonsmokers. Thus, exposure to smoking in movies can neutralize the positive effects of parental role modeling and parental opposition to smoking.
- Content analysis studies at the University of California-San Francisco found that, in the five years 1999-2003, 76% of all 80 live-action movies our Company released to theaters included smoking; 71% of our youth-friendly movies included smoking.
- In both 2002 and 2004 the government's Centers for Disease Control cited frequency of smoking in movies as a primary reason that youth smoking rates are dropping more slowly than earlier.

Expert commentary published in *The Lancet* has projected that eliminating smoking from future films rated G, PG and PG-13 would reduce by half the estimated 390,000 adolescents recruited by their exposure to such scenes in all U.S. releases and avert 50,000 future deaths a year from tobacco-related disease.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

October 18, 2004

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of General Electric Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Richard F. McConville
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the compensation committee, when setting executive compensation, include social responsibility and environmental criteria among the goals executives must meet.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,



Mark F. Vilardo
Special Counsel